FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated March 9, 2017

TRANSLATION
Autonomous City of Buenos Aires, March 9, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Consideration of merger by absorption by YPF S.A. of YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., Petrolera TDF Company S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and YSUR Recursos Naturales S.R.L.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that regard, please be advised that the Board of Directors of YPF S.A. ("YPF"), at its meeting on March 9, 2017, approved the merger by absorption by YPF of YSUR Holdings S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., Petrolera TDF Company S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and YSUR Recursos Naturales S.R.L., whereby these companies will be dissolved without liquidation, as well as the procedures to effectuate this corporate reorganization, with an effective date of January 1, 2017.

On the same date, YPF, as the absorbing company, and YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., Petrolera TDF Company S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L., and YSUR Recursos Naturales S.R.L., as the merged companies, signed a Preliminary Merger Agreement, through which YPF will incorporate the absorbed companies, with retroactive effect as of January 1, 2017. This was done on the basis of the annual financial statements of each of the companies as of December 31, 2016, to be used as special merger balance sheets and the special merger consolidated balance sheet as of the same date.

Since YPF is a direct and indirect holder of 100% of the shares of YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., Petrolera TDF Company S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L., and YSUR Recursos Naturales S.R.L., YPF's share capital will not be increased nor will new shares be issued, nor will there be any exchange ratio as a result of the merger.

The aforementioned merger must be submitted for consideration and approval of the respective Extraordinary Shareholders' Meetings of the respective companies and is subject to compliance with the relevant legal procedures and obtaining regulatory approvals.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 15, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer